Exhibit (a)(5)(ii)

Transcript of Video: “BTCS Series V Preferred Stock Tender Offer”

The following is a transcript of a video posted by BTCS Inc. on its YouTube channel and at www.btcs.com. The narration is shown in plain text and the text displayed on screen is shown in brackets, scene by scene, in the order in which it appears. The description posted with the video on YouTube and the text posted with the video on www.btcs.com follow the transcript.

Scene 1: Title

[Tender Offer]

[BTCS Series V Preferred Stock Tender Offer]

[A cash offer open to all Series V holders]

BTCS is offering to buy back shares of its Series V Preferred Stock for cash.

Scene 2: Background

[Background]

[Since November 2023, U.S. holders have had no practical way to sell Series V]

[June 2023: Series V distributed to BTCS shareholders, one share per common share]

[November 2023: U.S. trading ends, leaving no practical way to sell]

[Oct 26, 2026: BTCS commences a cash tender offer for Series V]

Series V was distributed to shareholders in June 2023. This offer gives holders who would rather have cash a way to sell. If more shares are tendered than $500,000 buys, purchases will be made pro rata.

Scene 3: Key terms

[Key Terms]

[A modified Dutch auction, open to every holder on the same terms]

[$0.04–$1.00: Per-share price range, in $0.01 increments]

[Up to $500K: Total cash BTCS will spend on Series V shares]

[Dec 15, 2026: Expires 5:00 p.m. New York City time]

[No minimum number of shares must be tendered, and the offer is not conditioned on financing.]

You choose the price at which you’re willing to sell, anywhere from 4 cents to $1 per share, or you can accept whatever final price is set. BTCS will spend up to $500,000 in total.

Scene 4: How the auction works

[How the Auction Works]

[1. Holders tender at the price they choose. Anywhere from $0.04 to $1.00 per share, or “at the purchase price”]

[2. Holders’ prices set the purchase price. The lowest single price at which BTCS can spend the full $500,000, or buy every share tendered if that costs less]

[3. Every share bought gets that price. Even shares tendered at a lower price. Shares tendered above it are not bought and are returned to you. If more is tendered than $500,000 buys, purchases are pro rata.]

[Chart labels: $1.00; $0.04; Illustrative tenders; Purchase price; Purchased at one price]

It works as a modified Dutch auction, which lets holders, rather than BTCS, set the price. One final purchase price is paid for every share bought, even those tendered at a lower price. Shares tendered above that price are not bought and are returned to you.

Scene 5: Your choice

[Your Choice]

[Tendering is entirely voluntary]

[Option A: Tender your shares. Name the lowest price you would accept, from $0.04 to $1.00, or tender at the purchase price. You can withdraw any time before expiration.]

[Option B: Keep your shares. Do nothing. You keep your Series V shares with exactly the same rights you have today.]

[BTCS’s directors and executive officers have advised that they will not tender.]

Tendering is entirely voluntary, and BTCS makes no recommendation. If you do nothing, you keep your Series V shares with exactly the same rights you have today.

Scene 6: How to tender

[If You Choose to Tender]

[How to tender]

[1. Shares held at a broker or bank. Contact your broker. The offer appears as a voluntary corporate action, and brokers may set deadlines earlier than December 15.]

[2. Shares held directly with the transfer agent. Complete the Letter of Transmittal, including your price, and return it to the depositary, Equity Stock Transfer.]

If your shares are with a broker, contact your broker, and keep in mind, their deadline may be earlier. If you hold your shares directly with the transfer agent, complete the Letter of Transmittal.

Scene 7: Closing

[BTCS]

[Read the Offer to Purchase before you decide]

[Offer documents: btcs.com/seriesv-tender]

[Questions: InvestorCom, toll-free: (877) 972-0090]

[None of BTCS, its Board, the information agent or the depositary makes any recommendation as to whether to tender or at what price. Holders should consult their own financial, tax and legal advisors. The maximum price in the range is below the recent market price of BTCS common stock; see Risk Factors in the Offer to Purchase. If anything here differs from the Offer to Purchase, the Offer to Purchase controls. Offer expires 5:00 p.m. New York City time on December 15, 2026.]

The offer expires at 5:00 p.m. New York City time on December 15th, 2026. For more information, read the Offer to Purchase at btcs.com/seriesv-tender.

Legend shown at the bottom of every scene

[For informational purposes only. Not an offer to purchase or a solicitation of an offer to sell. The offer is made only by the Offer to Purchase and related materials filed with the SEC on Schedule TO, available free at sec.gov. No recommendation is made as to whether to tender.]

Description posted with the video on YouTube

This video is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BTCS Series V Preferred Stock. The tender offer is made only by the Offer to Purchase, the Letter of Transmittal and related materials that BTCS has filed with the SEC on Schedule TO, available free at www.sec.gov and at btcs.com/seriesv-tender. Holders should read those documents carefully. None of BTCS, its Board of Directors, the Information Agent or the Depositary makes any recommendation as to whether to tender or at what price. The offer expires at 5:00 p.m., New York City time, on December 15, 2026, unless extended. Questions: InvestorCom, toll-free (877) 972-0090.

Text posted with the video on www.btcs.com

For informational purposes only. The tender offer is made only by the Offer to Purchase and related materials filed with the SEC. Read the offer documents at btcs.com/seriesv-tender.